Annual Report

Cover Page

Name of issuer:

Fundraise Up Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 10/11/2017

Physical address of issuer:

114 8Th Street
Brooklyn NY 11215

Website of issuer:

https://fundraiseup.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$376,308.09	$397,202.50
Cash & Cash Equivalents:	$376,308.09	$397,202.50
Accounts Receivable:	$148,092.61	$28,470.73
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$897,523.65	$515,000.00
Revenues/Sales:	$148,092.61	$28,470.73
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($401,810.07)	($187,414.59)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Fundraise Up Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Yuriy Smirnov	Operations & Product	Fundraise Up	2017
Anton Isaykin	Product	Fundraise Up	2017
Peter Byrnes	Sale	Fundraise Up	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Yuriy Smirnov	COO	2017
Anton Isaykin	CTO	2017
Peter Byrnes	CEO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Yuriy Smirnov	2500000.0 Common Stocks	27.78
Peter Byrnes	2500000.0 Common Stocks	27.78
Anton Isaykin	2500000.0 Common Stocks	27.78

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

The Company faces competition from other companies in the SaaS for fundraising space. Existing companies that engage in the business or are within the API for donations space could introduce new or enhance existing products. If Fundraise Up is able to establish a market around its product, it may find that larger, better funded companies may enter the market, which could negatively impact Fundraise Up's growth.

Fundraise Up has had minimal early stage revenue. Since it is early stage, there is a risk that customers will not adopt the product and they will not be able to hit their revenue milestones. Fundraise Up will need to aggressively close on new clients and begin processing larger transactions for the current clients in order to generate their revenue targets.

Fundraise Up takes a 2-5% fee for all transactions, which is a very small portion of the overall GMV. Because of the low margin, they will need to scale quickly to hit revenue goals.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

We must correctly predict, identify, and interpret changes in donor preferences and demand, offer new products to meet those changes, and respond to competitive innovation. Donor preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of donor and to offer products that appeal to donor preferences. If we do not offer products that appeal to donor, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in donor preferences. If we do not accurately predict which shifts in doner preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate donor acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We have not authorized any Preferred Stock, which SAFE holders shares would convert to in a conversion event. This may be concerning to investors.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,200,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	03/12/18
Amount	$25,000.00
Interest rate	2.0% per annum
Discount rate	25.0%
Valuation cap	$4,000,000.00
Maturity date	06/12/19

Initially the interest rate was 5%, but was then lowered to 2% for all subsequent notes and for this note.

Convertible Note

Issue date	06/15/18
Amount	$12,500.00
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$4,000,000.00
Maturity date	12/15/19

Convertible Note

Issue date	06/15/18
Amount	$12,500.00
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$4,000,000.00
Maturity date	12/15/19

Convertible Note

Issue date	07/20/18
Amount	$25,000.00
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$4,000,000.00
Maturity date	01/20/20

Convertible Note

Issue date	08/07/18
Amount	$25,000.00
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$4,000,000.00
Maturity date	02/20/20

Convertible Note

Issue date	09/12/18
Amount	$12,500.00
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$4,000,000.00
Maturity date	03/12/20

Convertible Note

Issue date	09/13/18
Amount	$12,500.00
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$4,000,000.00
Maturity date	03/13/20

Convertible Note

Issue date	09/13/18
Amount	$25,000.00
Interest rate	2.0% per annum
Discount rate	20.0%
Valuation cap	$4,000,000.00
Maturity date	03/13/20

Convertible Note

Issue date 09/13/18
Amount $25,000.00
Interest rate 2.0% per annum
Discount rate 20.0%
Valuation cap $4,000,000.00
Maturity date 03/13/20

Convertible Note

Issue date 09/13/18
Amount $40,000.00
Interest rate 2.0% per annum
Discount rate 20.0%
Valuation cap $4,000,000.00
Maturity date 03/13/20

Convertible Note

Issue date 09/13/18
Amount $25,000.00
Interest rate 2.0% per annum
Discount rate 20.0%
Valuation cap $4,000,000.00
Maturity date 03/13/20

Convertible Note

Issue date 09/13/18
Amount $25,000.00
Interest rate 2.0% per annum
Discount rate 20.0%
Uncapped Note Yes
Maturity date 03/13/20

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
3/2018	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
6/2018	Regulation D, Rule 506(b)	Convertible Note	$12,500	General operations
6/2018	Regulation D, Rule 506(b)	Convertible Note	$12,500	General operations
7/2018	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
8/2018	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
9/2018	Regulation D, Rule 506(b)	Convertible Note	$12,500	General operations
9/2018	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
9/2018	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
9/2018	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
9/2018	Regulation D, Rule 506(b)	Convertible Note	$40,000	General operations
9/2018	Regulation D, Rule 506(b)	Convertible Note	$12,500	General operations
9/2018	Regulation D, Rule 506(b)	Convertible Note	$25,000	General operations
12/2018	Regulation D, Rule 506(b)	SAFE	$250,000	General operations
5/2019	Regulation Crowdfunding	SAFE	$86,867	General operations

11/2019	Regulation D, Rule 506(b)	SAFE	$250,000	General operations
1/2020	Regulation D, Rule 506(b)	SAFE	$1,000,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

The Company's shareholders also control another Company called Campus on Fire. The Company utilizes this affiliate to pay their contractors and has put a deposit with Campus on Fire in the amount of $19,804 and is recorded as a prepayment on the balance sheet.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Nonprofits are the third largest industry in the U.S. bringing in $410B in donations every year of which $31B comes from online giving. That seems like a lot, but a full 85% of online donors never finish the process because the forms are unnecessarily long and not user-friendly. Our tech combines donor psychology with e-commerce best practices to maximize donations. By converting more donors to give higher amounts, we generate 3x the donations of traditional donor flows.

Historical Results of Operations

Our company was organized in October 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2019, the Company had revenues of $148,092.61 compared to the year ended December 31, 2018, when the Company had revenues of $28,470.73. Our gross margin was 100.0% in fiscal year 2019, compared to 100.0% in 2018.
- *Assets.* As of December 31, 2019, the Company had total assets of $376,308.09, including $376,308.09 in cash. As of December 31, 2018, the Company had $397,202.50 in total assets, including $397,202.50 in cash.
- *Net Loss.* The Company has had net losses of $401,810.07 and net losses of $187,414.59 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.
- *Liabilities.* The Company's liabilities totaled $897,523.65 for the fiscal year ended December 31, 2019 and $515,000 for the fiscal year ended December 31, 2018.

Liquidity & Capital Resources

To-date, the company has been financed with $265,000 in convertibles and $1,500,000 in SAFEs.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Fundraise Up Inc. cash in hand is $354,284.09, as of December 2019. Over the last three months, revenues have averaged $33,942.27/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $56,747.14/month, for an average burn rate of $22,804.87 per month. Our intent is to be profitable in 12 months.

As for May 2020 we have $1.2M in the bank, monthly revenue of $93K and expenses of ~$100K a month.

1. We currently have $1.2M in the bank.

2. We expect to get significant revenue released from our larger accounts we onboarded early this year.

3. Due to donor giving patterns, ~50% of annual donations are collected in Q4, so we expecting to collect most of our annual revenue in Q4.

4. Our pessimistic model assumes ~$1M in net revenue with expenses of about ~$1.6M and optimistic model ~$3M in net revenue with expenses under $3M this year.

Founders off the company have personal saving enough to keep company going for an extra year if needed.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://fundraiseup.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Anton Isaykin
Peter Byrnes
Yuriy Smirnov

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Anton Isaykin
- Peter Byrnes
- Yuriy Smirnov

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Fundraise Up Inc.

By

Yuriy Smirnov

Chief Operating Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Anton Isaykin

CTO

5/12/2020

Peter Byrnes

CEO

5/11/2020

Yuriy Smirnov

Chief Operating Officer
5/11/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.